UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 2005

                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from       to
                                    -----    -------

     Commission file number 33-94154

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         Foamex L.P. 401(k) Savings Plan
                              1000 Columbia Avenue
                           Linwood, Pennsylvania 19061
                                  610-859-3000

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Foamex International Inc.
                              1000 Columbia Avenue
                           Linwood, Pennsylvania 19061
                                  610-859-3000

                              REQUIRED INFORMATION



The following financial statements for the Foamex L.P. 401(k) Savings Plan are being filed herewith:

Report of Independent Registered Public Accounting Firm                     6

Financial Statements:

     Statements of Net Assets Available for Benefits as of
        December 31, 2005 and 2004                                          7

     Statements of Changes in Net Assets Available for Benefits
        for the years ended December 31, 2005 and 2004                      8

Notes to Financial Statements                                               9

Supplemental Schedule:

     Schedule H, Item 4i - Schedule of Assets (Held at End of Year)
         as of December 31, 2005                                            15

                                   SIGNATURES



The Plan - Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      FOAMEX L.P. 401(k) SAVINGS PLAN
                                      (Name of Plan)


Dated:  June 28, 2006                 By:  /s/ Gregory J. Christian
                                           --------------------------------
                                           Gregory J. Christian
                                           Chief Administrative Officer
                                           Foamex International Inc.

                         FOAMEX L.P. 401(k) SAVINGS PLAN

                              FINANCIAL STATEMENTS
            as of and for the years ended December 31, 2005 and 2004
                              SUPPLEMENTAL SCHEDULE
                             as of December 31, 2005
                                       and
             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                         FOAMEX L.P. 401(k) SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                          Page


Report of Independent Registered Public Accounting Firm                    6

Financial Statements:

     Statements of Net Assets Available for Benefits as of
         December 31, 2005 and 2004                                        7

     Statements of Changes in Net Assets Available for Benefits
         for the years ended December 31, 2005 and 2004                    8

Notes to Financial Statements                                              9

Supplemental Schedule:

     Schedule H, Item 4i - Schedule of Assets (Held at End of Year)
         as of December 31, 2005                                          15

             Report of Independent Registered Public Accounting Firm


The Benefits Committee and Participants of the Foamex L.P. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Foamex L.P. 401(k) Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, on September 19, 2005, Foamex International Inc. and certain of its domestic subsidiaries, including the Plan sponsor, Foamex L.P., filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. As part of the bankruptcy process, motions were filed that enabled the Plan sponsor to continue the administration of the Plan without interruption.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Foamex L.P. 401(k) Savings Plan at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

Philadelphia, Pennsylvania
June 28, 2006

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                       December 31, 2005    December 31, 2004
ASSETS                                 -----------------    -----------------
Investments
     Mutual Funds                         $54,288,668         $52,188,856
     Collective Trust Fund                 13,312,556          13,879,256
     Foamex Stock Fund                         33,517           4,759,253
     Participant Loans                      4,583,554           4,702,947
                                          -----------         -----------
         Total investments                 72,218,295          75,530,312

Employer contributions receivable             174,721             226,902
                                          -----------         -----------

Total assets                               72,393,016          75,757,214
                                          -----------         -----------

LIABILITIES
Administrative expenses payable                31,130              38,681
                                          -----------         -----------

NET ASSETS AVAILABLE FOR BENEFITS         $72,361,886         $75,718,533
                                          ===========         ===========

    The accompanying notes are an integral part of the financial statements.

                         FOAMEX L.P. 401(k) SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                       Year Ended                  Year Ended
                                                                   December 31, 2005            December 31, 2004
ADDITIONS                                                          -----------------            -----------------
Additions to net assets attributed to:
Investment income
   Interest and dividends                                             $ 3,757,744                  $ 2,381,736

   Net appreciation (depreciation) in fair value of investments        (4,840,262)                   1,513,383
                                                                      -----------                  -----------
     Total investment (loss) income, net                               (1,082,518)                   3,895,119
                                                                      -----------                  -----------

Contributions
   Participants                                                         4,465,383                    4,734,547

   Employer                                                               760,151                      862,031

   Rollover                                                               201,438                       90,976
                                                                      -----------                  -----------
     Total contributions                                                5,426,972                    5,687,554
                                                                      -----------                  -----------

Total additions                                                         4,344,454                    9,582,673
                                                                      -----------                  -----------

DEDUCTIONS
Deductions from net assets attributed to:

Benefits paid to participants                                           7,542,333                    6,057,309

Administrative expenses                                                   158,768                      166,972
                                                                      -----------                  -----------
Total deductions                                                        7,701,101                    6,224,281
                                                                      -----------                  -----------
NET INCREASE (DECREASE)                                                (3,356,647)                   3,358,392

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                   75,718,533                   72,360,141
                                                                      -----------                  -----------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                        $72,361,886                  $75,718,533
                                                                      ===========                  ===========

    The accompanying notes are an integral part of the financial statements.

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN & DEVELOPMENTS

     GENERAL

     The following description of the Foamex L.P. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan and is available to eligible employees of Foamex L.P. Eligible employees may enter the Plan on the first day of any month following thirty days from their date of hire. The Plan sponsor is Foamex L.P., which is an indirect majority-owned subsidiary of Foamex
International Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     PLAN SPONSOR BANKRUPTCY FILING

     On September 19, 2005, Foamex International Inc. and certain of its domestic subsidiaries, including the plan sponsor Foamex L.P., filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. As part of the bankruptcy process, motions were filed that enabled the Plan sponsor to continue the administration of the Plan without interruption.

     CONTRIBUTIONS

     Participants may contribute between 1% and 20% of their compensation, as defined, to the Plan subject to limitations of the Internal Revenue Code. Participants who have attained age 50 may make additional pre-tax contributions ("Catch Up Contribution"). The maximum Catch Up Contribution beginning in 2002 was $1,000 and increases in $1,000 increments each year through 2006. Participants may also rollover distributions from other qualified plans.

     For most participants, the employer makes a quarterly matching contribution of $.25 for each $1.00 contributed by the participant, up to the first 4% of compensation (the "Company Match"). Participants employed by the employer on the last day of the quarter are eligible to receive the Company Match. For most participants, the employer was required to make an additional quarterly contribution equal to 25% of the participant's contribution invested in the Foamex Stock Fund, up to 4% of eligible pay. See the Foamex Stock Fund section of the Investments topic below for a discussion of developments during 2005 and 2006. Certain union represented employees receive matching contributions in accordance with respective collective bargaining agreements. The Company Match is not available on the additional contributions available to participants who have attained age 50, discussed above. Participant accounts are charged with an allocation of administrative expenses.

     VESTING

     Non-union and some union participants are vested immediately in their contributions and the employer matching contributions plus actual earnings (losses) thereon. Some participants who are members of collective bargaining unions are vested in the employer matching contributions after three-to-five years of service. Forfeitures, if any, are used to reduce future employer matching contributions. There were no forfeitures during 2005 and 2004.

     PAYMENT OF BENEFITS

     Upon termination of employment, a participant (or their beneficiary) will receive a lump-sum amount equal to the value of their vested account balance, if the value of their vested account balance is less than $5,000. An election to defer the distribution until a later date (but no later than age 70 1/2 unless the participant remains an active employee) can be made for those participants whose account balance exceeds $5,000.

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


     PARTICIPANT ACCOUNTS

     A separate account is maintained for each  participant.  Investment  income
(loss) of each fund is allocated to a participant's account based on the ratio of the participant's balance of the fund to all participating accounts of the fund. Plan investments, directed by the participants, are maintained in the funds and in participant loans, discussed below.

     INVESTMENTS

     Fund descriptions below are from fund summaries and other Plan documents.

     Foamex Stock Fund - During 2005, the Plan sponsor determined that due to the volatility of the price of Foamex International stock, the Foamex Stock Fund was no longer an appropriate investment for the Plan. Accordingly, effective July 20, 2005 no additional employee contributions or matching contributions were directed into the Foamex Stock Fund and no exchanges into the Foamex Stock Fund were permitted. Participants could elect new investment options for future contributions, and if no election was made, contributions after July 20, 2005 were placed into the Fidelity Retirement Money Market Portfolio, discussed below. Additionally, participants could elect to remain in the fund or move to other Plan investment options.

     As a result of the bankruptcy filings discussed above, the plan sponsor announced to participants on January 27, 2006 that the remaining shares of the Foamex Stock Fund would be liquidated and transferred to the Fidelity Retirement Money Market Portfolio on or about February 24, 2006. However, due to delays in the bankruptcy process the liquidation was deferred. Participants still are able to make exchanges out the Foamex Stock Fund. Because the Foamex Stock Fund is a unitized stock fund whose value depends on the performance of Foamex stock, the overall stock market, and the amount of short-term investments in the fund, the plan sponsor directed Fidelity to maintain a target cash balance of 50%, subject to a minimum balance of 40% and a maximum of 60%.

     Prior to the developments discussed above, the fund invested in Foamex International Inc. common stock. All such shares were purchased on the open market. In addition, the fund invested an amount in short-term investments to facilitate exchanges, withdrawals, loans and disbursements.

     Spartan(R) U.S. Equity Index Fund-Investor Class - A fund that seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) performance of common stock publicly traded in the United States. The fund normally invests at least 80% of assets in common stocks included in the S&P 500(R), which broadly represents the performance of common stocks publicly traded in the United States. The fund may also lend securities to earn income for the fund.

     Fidelity Growth Company Fund - A fund that seeks capital appreciation. The fund normally invests primarily in common stocks of domestic and foreign issuers that Fidelity Management & Research Company believes offer the potential for above-average growth.

     Fidelity Balanced Fund - A fund that seeks income and capital growth consistent with reasonable risk. The fund normally invests approximately 60% of assets in stocks and other equity securities. The remainder of fund investments is in bonds and other debt securities, including lower-quality debt securities, when the outlook is neutral. The fund will invest at least 25% of total assets in fixed-income senior securities (including debt securities and preferred stock). The fund may invest in securities of domestic and foreign issuers.

     Fidelity Low-Priced Stock Fund - A fund that seeks capital appreciation. The fund normally invests at least 80% of total assets in low-priced common stock ($35 or less at time of purchase), which can lead to investments in small and medium-sized companies. The fund may invest in securities of domestic and foreign issuers.

     Fidelity Equity-Income II Fund - A fund that seeks reasonable income and also considers the potential for capital appreciation. The fund looks for a yield that exceeds the composite yield of the securities comprising the S&P 500(R) and normally invests at least 80% of total assets in equity securities that are primarily income producing. The fund may

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

potentially invest in other types of equity securities and debt securities, including lower-quality debt securities. The fund may invest in securities of domestic or foreign issuers.

     Fidelity Diversified International Equity Fund - A fund that seeks capital growth. The fund invests primarily in non-U.S. securities, normally in common stocks. Investments are allocated across countries and regions considering the size of the market in each country and region relative to the size of the international market as a whole.

     The Fidelity Freedom Funds(R) are investment options that enable Plan participants to select the fund that best matches his or her expected retirement year. These funds invest in other Fidelity mutual funds to provide various levels of asset allocations. Each Fidelity Freedom Fund(R) is designed to become more conservative over time so participants can stay with the same fund before and after retirement. Approximately five to ten years after the retirement date of each fund below, the targeted asset allocation is 20% domestic stock funds, 40% investment-grade bond funds and 40% in money market funds.

          Fidelity Freedom 2000 Fund - A fund that seeks high total return for those retired between 1998-2002. The fund invests approximately 20% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds and 40% in Fidelity money market mutual funds. The percentages represent target asset allocations at March 31, 2006.

          Fidelity Freedom 2010 Fund - A fund that seeks high total return for those planning to retire between 2008-2012. The fund invests approximately 45% in Fidelity stock mutual funds, 45% in Fidelity bond mutual funds and 10% in Fidelity money market mutual funds. The percentages represent target asset allocations at March 31, 2006.

          Fidelity Freedom 2020 Fund - A fund that seeks high total return for those planning to retire between 2018-2022. The fund invests approximately 69% in Fidelity stock mutual funds, 30% in Fidelity bond mutual funds and 1% in Fidelity money market mutual funds. The percentages represent target asset allocations at March 31, 2006.

          Fidelity Freedom 2025 Fund - A fund that seeks high total return for those planning to retire between 2023-2027. The fund invests approximately 73% in Fidelity stock mutual funds and 27% in Fidelity bond mutual funds. The percentages represent target asset allocations at March 31, 2006.

          Fidelity Freedom 2030 Fund - A fund that seeks high total return for those planning to retire between 2028-2032. The fund invests approximately 82% in Fidelity stock mutual funds and 18% in Fidelity bond mutual funds. The percentages represent target asset allocations at March 31, 2006.

          Fidelity Freedom 2035 Fund - A fund that seeks high total return for those planning to retire between 2033-2037. The fund invests approximately 83% in Fidelity stock mutual funds and 17% in Fidelity bond mutual funds. The percentages represent target asset allocations at March 31, 2006.

          Fidelity Freedom 2040 Fund - A fund that seeks high total return for those planning to retire between 2038-2040. The fund invests approximately 85% in Fidelity stock mutual funds and 15% in Fidelity bond mutual funds. The percentages represent target asset allocations at March 31, 2006.

     Fidelity Money Market Trust: Retirement Money Market Portfolio - A fund that seeks as high a level of current income as is consistent with the preservation of capital and liquidity. This fund invests in U.S.
dollar-denominated money market securities of domestic and foreign issuers, repurchase agreements, and may also enter into reverse repurchase agreements. The fund also invests more than 25% of total assets in the financial services industry. An investment in this portfolio is not guaranteed or insured by the FDIC or any other government agency.

     Fidelity Managed Income Portfolio - A fund that seeks to preserve the principal investment, while earning interest income. The fund will try to maintain a stable $1 unit price. The fund is a collective trust (Note 4) and invests in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities as further described below. A portion of the fund is invested in a money market fund to provide daily liquidity. Investment contracts provide for the payment of a specified rate of interest to the fund and for the repayment of principal when the

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

contract matures. Participant withdrawals and exchanges are paid at book value (principal and interest accrued to date) during the term of the contract. Some investment contracts are structured solely as a general debt obligation of the issuer. Other investment contracts ("wrap contract") are purchased in conjunction with an investment by the fund in fixed income securities, which may include United States Treasury bonds, corporate bonds, mortgage-backed securities, asset-backed securities and bond funds.

     PIMCO Total Return Fund-Administrative Class - A fund that seeks maximum total return, consistent with preservation of capital and prudent investment management. The primary portfolio of the fund invests in intermediate-term, investment grade fixed income instruments with an average duration of three-to-six years. The fund may invest up to 20% in foreign securities and up to 10% in high-yield securities. The fund may use derivative instruments for hedging purposes or as part of its investment strategy.

     Morgan Stanley Institutional Fund Trust Mid Cap Growth Portfolio- Adviser Class - A fund that seeks long-term capital growth. The fund invests primarily in growth-oriented equity securities of U.S. mid-cap companies and, to a limited extent, foreign companies. Mid-cap companies have capitalizations of generally less than $35 billion.

     Royce Pennsylvania Mutual Fund, Investor Class - A fund that seeks long-term growth of capital. The fund normally invests at least 65% of assets in the equities of small-and micro-cap companies. It typically invests in companies with market capitalizations under $2.5 billion.

     Janus Worldwide Fund - A fund that seeks long-term capital growth. The fund invests primarily in equity securities of companies of any size located throughout the world, typically from at least five different countries, including the United States. Fund participants were notified on May 7, 2004, that the Janus Worldwide Fund would no longer be available as an investment option. Effective on June 1, 2004, new contributions and exchanges into the Janus Worldwide Fund were no longer permitted. Contributions that were placed into the Janus Worldwide Fund following June 1, 2004, were automatically transferred to the Fidelity Diversified Fund, discussed below. Effective as of the close of the market on December 31, 2004, all remaining balances in the Janus Worldwide Fund were automatically transferred to the Fidelity Diversified International Fund.

     PARTICIPANT LOANS

     Under certain circumstances, participants may borrow from their vested account balance a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have two loans outstanding at a time. The loans mature from one to five years or up to 20 years if used for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear a fixed interest rate of prime (as defined) plus 1%. The loan interest rate is established at the inception of the loan according to the Plan provisions.

     RISKS AND UNCERTAINTIES

     The Plan provides for various investment options in mutual funds, which invest in any combination of stocks, bonds (fixed income) securities, other mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

     ADMINISTRATION

     The trustee of the Plan is Fidelity Management Trust Company.

     Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants would become 100% vested in their employer contributions.

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION - The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION - Fidelity Management Trust Company performs the function of trustee/custodian. Participant loans are stated at their outstanding balances, which approximates fair value. The Plan's remaining investments are stated at fair value as determined by published market quotes as of the date of valuation, with the exception of the collective trust investments, which are stated at contract value (Note 4).

     Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     ADMINISTRATIVE   EXPENSES  -   Administrative   expenses,   which   include
recordkeeping, trustee, legal, and other professional fees, were paid by the Plan for 2005 and 2004.

     NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS - Net appreciation (depreciation) in fair value of investments consists of realized gains and losses and the net unrealized appreciation (depreciation) of the Plan's investments.

     PAYMENT OF BENEFITS - Benefit payments are recorded when paid.

3.   INVESTMENTS

     The Plan's investments at December 31, 2005 and 2004 were as follows:

                                                                          2005                 2004
                                                                      -----------          -----------
     Fidelity Equity-Income II Fund (A) (B) (C)                       $20,997,090          $21,225,257
     Fidelity Managed Income Portfolio (A) (B) (C) (D)                 13,312,556           13,879,256
     Fidelity Diversified International Equity Fund (A) (B) (C)         7,816,552            6,615,216
     Fidelity Balanced Fund (A) (B) (C)                                 6,482,058            5,918,827
     Spartan(R) U.S. Equity Index Fund-Investor Class (A) (B) (C)       4,806,322            5,220,843
     Fidelity Low-Priced Stock Fund (A)                                 3,451,303            3,308,229
     Fidelity Retirement Money Market Portfolio (A)                     2,408,327            2,823,037
     Fidelity Growth Company Fund (A)                                   2,206,822            1,973,296
     PIMCO Total Return Fund-Administrative Class                       1,697,097            1,871,873
     Morgan Stanley Institutional Fund Trust
       Mid Cap Growth Portfolio-Adviser Class                           1,626,022            1,061,039
     Fidelity Freedom 2010 Fund (A)                                     1,077,569              810,506
     Fidelity Freedom 2020 Fund (A)                                       941,290              793,102
     Fidelity Freedom 2030 Fund (A)                                       358,720              306,014
     Fidelity Freedom 2040 Fund (A)                                       194,405              117,663
     Fidelity Freedom 2000 Fund (A)                                        80,474              143,954
     Royce Pennsylvania Fund-Investor Class                                77,623                    -
     Fidelity Freedom 2025 Fund (A)                                        49,326                    -
     Foamex Stock Fund (A) (C)                                             33,517            4,759,253
     Fidelity Freedom 2015 Fund (A)                                        17,663                    -
     Fidelity Freedom 2035 Fund (A)                                             5                    -
     Participant Loans (B) (C)                                          4,583,554            4,702,947
                                                                      -----------          -----------
       Total                                                          $72,218,295          $75,530,312
                                                                      ===========          ===========

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

(A)  Party-in-Interest.
(B) 2005 investment balance is greater than 5% of net assets available for benefits as of December 31, 2005.
(C) 2004 investment balance is greater than 5% of net assets available for benefits as of December 31, 2004.
(D)  See Note 4.

     The change in values of the Plan's investments during 2005 and 2004 are listed below. Value changes include both realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year.

                                                      Increase (Decrease)
                                                   2005                2004
                                               -----------        -------------
     Mutual Funds                              $   979,309        $  3,021,339
     Foamex Stock Fund (a)                      (5,819,571)         (1,507,956)
                                               -----------        -------------
       Net increase                            $(4,840,262)       $  1,513,383
                                               ===========        =============

     (a)  Primarily common stock of Foamex International Inc, see Note 1.

4.   COLLECTIVE TRUST FUNDS

     The Plan was a party to benefit-responsive investment contracts in 2005 and 2004. The Fidelity Managed Income Portfolio (Note 1) is in the form of a collective trust. Collective trusts are credited with the earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The fund is reported in the financial statements at contract value, which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There is no immediate recognition of investment gains and losses on certain fixed income securities investments. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the fund. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

     There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.75% and 4.04% for 2005 and 2004, respectively.

5.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     There are no reconciling items between amounts reported in the 2005 and 2004 financial statements to amounts reported on Form 5500.

6.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management service totaled $148,708 and $160,014 during 2005 and 2004, respectively. In addition, among the Plan's investments is the Foamex Stock Fund, which primarily consists of Foamex
International Inc. stock. As discussed in Note 1, the Plan sponsor is an indirect majority-owned subsidiary of Foamex International Inc.

7.   INCOME TAX STATUS

     On August 12, 1998, the Internal Revenue Service issued a determination letter that the Plan and related trust met the requirements of Section 401 of the Internal Revenue Code (the "Code") and was exempt from federal income taxes under Section 501(a) of the Code. The Plan was amended and restated effective as of January 1, 2001. On March 14, 2002, the Internal Revenue Service issued a determination letter that the amended and restated Plan and related trust meets the requirements of Section 401 of the Code and is exempt from federal income taxes under Section 501(a) of the Code. The Plan Administrator believes that the Plan is being operated in accordance with the provisions of the Plan and of the Code. Therefore, no provision for income taxes has been recorded.

                         FOAMEX L.P. 401(k) SAVINGS PLAN
         SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             as of December 31, 2005

Party-in-                                                                         Fair
Interest   Description of Investment                                              Value
---------  -------------------------                                         -----------
  *        Fidelity Equity-Income II Fund                                    $20,997,090

  *        Fidelity Managed Income Portfolio                                  13,312,556

  *        Fidelity Diversified International Fund                             7,816,552

  *        Fidelity Balanced Fund                                              6,482,058

  *        Spartan(R) U.S. Equity Index Fund                                   4,806,322

  *        Fidelity Low-Priced Stock Fund                                      3,451,303

  *        Fidelity Retirement Money Market Portfolio                          2,408,327

  *        Fidelity Growth Company Fund                                        2,206,822

           PIMCO Total Return Fund-Administrative Class                        1,697,097

           Morgan Stanley Institutional Fund Trust
              Mid Cap Growth Portfolio Adviser Class                           1,626,022

  *        Fidelity Freedom 2010 Fund                                          1,077,569

  *        Fidelity Freedom 2020 Fund                                            941,290

  *        Fidelity Freedom 2030 Fund                                            358,720

  *        Fidelity Freedom 2040 Fund                                            194,405

  *        Fidelity Freedom 2000 Fund                                             80,474

           Royce Pennsylvania Fund - Investor Class                               77,623

  *        Fidelity Freedom 2025 Fund                                             49,326

  *        Foamex Stock Fund                                                      33,517

  *        Fidelity Freedom 2015 Fund                                             17,663

  *        Fidelity Freedom 2035 Fund                                                  5

           Participant loans, maturing through 2024 at an annual
             interest rate of prime plus 1%.  During 2005, interest
             rates ranged from 5.00% to 10.50%                                 4,583,554
                                                                             -----------
       Total investments                                                     $72,218,295
                                                                             ===========

*      Party-in-interest investment


    See accompanying Report of Independent Registered Public Accounting Firm.

            Consent of Independent Registered Public Accounting Firm


The Board of Directors
Foamex International Inc.:

We consent to the incorporation by reference in the registration statement (No. 33-94154) on Form S-8 of Foamex International Inc. of our report dated June 28, 2006, with respect to the statements of net assets available for benefits of the Foamex L.P. 401(k) Savings Plan as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the Foamex L.P. 401(k) Savings Plan.


Our report dated June 28, 2006 contains an emphasis paragraph that states that on September 19, 2005, Foamex International Inc. and certain of its domestic subsidiaries, including the Plan sponsor, Foamex L.P., filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. As part of the bankruptcy process, motions were filed that enabled the Plan sponsor to continue the administration of the Plan without interruption.


/s/ KPMG LLP

Philadelphia, Pennsylvania
June 28, 2006